Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-283556, 333-283556-01 and 333-283556-02

September 9, 2026

PS CANADA FINANCE ULC

C$400,000,000 4.540% Senior Notes due 2033

Final Term Sheet

Issuer:	PS Canada Finance ULC

Guarantors:	Public Storage (PSA)
Public Storage Operating Company

Security:	4.540% Senior Notes due 2033

Ratings:*	Moody’s: A2/Stable
S&P: A/Stable

Trade Date:	September 9, 2026

Settlement Date:	September 16, 2026 (T+5)

Aggregate Principal Amount:	C$400,000,000

Maturity Date:	September 16, 2033

Coupon (Interest Rate):	4.540% per annum, payable in semi-annual amounts in arrears

Benchmark Bond:	CAN 2.75% June 1, 2033

Benchmark Price / Yield:	C$94.720 / 3.642%

Re-Offer Spread:	+88 bps vs. the interpolated GoC Curve (CAN 2.75% June 1, 2033 and CAN 3.25% December 1, 2033)
+89.8 bps (including a 1.8 bps curve adjustment) versus Benchmark Bond

Reoffer Yield:	4.540%

Price to Public:	100.000% of principal amount

Gross Proceeds to Issuer before Estimated Expenses:	C$400,000,000

Interest Payment Dates:	March 16 and September 16 of each year, commencing on March 16, 2027

Record Dates:	March 1 and September 1

Optional Redemption:	On any date prior to July 16, 2033 (two months prior to the maturity) (the “Par Call Date”), the Issuer may redeem the Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Canada Yield Price” means, in respect of any notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the Issuer as of the Business Day preceding the date the notice of redemption is given and calculated in accordance with generally accepted financial practice, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the Par Call Date using as a discount rate the sum of the Government of Canada Yield on such Business Day plus 22 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.

Redemption for Tax Reasons:	In the event of certain developments affecting taxation, the Notes may be redeemed in whole, but not in part, at any time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and any additional amounts then due and which will become due on the Notes on the redemption date, subject to the rights of holders of record of Notes on the relevant record date to receive interest due on the relevant interest payment date and additional amounts, if any, in respect thereof.

Business Day Convention:	A “business day” is any day that is not a Saturday, a Sunday, or a day on which banking institutions in New York, New York, United States of America or Toronto, Ontario, Canada are authorized or obligated by law, regulation or executive order to close.

Following Business Day Convention:	If not a business day, then payment of a coupon or upon maturity or redemption will be made on the next business day, and no interest shall accrue on such payment for the intervening period.

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Private Placement Jurisdictions”) under a Canadian offering memorandum dated September 9, 2026 (the “Canadian Offering Memorandum”), which will include the prospectus dated September 8, 2026, as supplemented by a prospectus supplement dated September 9, 2026. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Private Placement Jurisdictions and the Notes will only be sold in the Private Placement Jurisdictions to purchasers that are “accredited investors” (as such term is defined in National Instrument 45-106 – Prospectus Exemptions) or Section 73.3 of the Securities Act (Ontario), as applicable, who purchase the Notes as principal (or are deemed to be purchasing as principal) and are a “permitted client” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended.

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province or territory. The Issuer is not a reporting issuer in any province or territory of Canada. Except in the Province of Manitoba, unless permitted under Canadian securities legislation, the holders of the Notes must not trade the Notes before the date that is four months and one day after the later of (i) the date of distribution, and (ii) the date the Issuer becomes a reporting issuer in any province or territory of Canada. In the Province of Manitoba, unless otherwise permitted under applicable Canadian securities legislation or with the prior written consent of the applicable regulator, the holders of the Notes must not trade the Notes before the date that is twelve months and a day after the date the holder acquired the Notes. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Denominations/Multiples:	C$2,000 and integral multiples of C$1,000 in excess thereof.

Use of Proceeds:	Replenish cash used to fund the acquisition of PS Canada Holdings, LLC and for general corporate purposes, including to make investments in self-storage facilities (such as acquisitions of facilities or interests in entities that own facilities, development, and mortgage loans secured by facilities), the repayment of debt and the redemption of outstanding securities.

Listing:	None

Settlement/Form:	CDS Clearing and Depository Services Inc./Book-Entry (Global Note)

Governing Law:	New York

Joint Book-Running Managers:	Scotia Capital Inc. TD Securities Inc.

CUSIP Number:	74463AAA0

ISIN Number:	CA74463AAA03

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement related thereto if you request it by contacting Scotia Capital Inc. toll-free at 1-416-863-7776 or TD Securities Inc. toll-free at 1-800-263-5292.

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